Clean Wind Energy Tower, Inc.
1997 Annapolis Exchange Parkway, Suite 300
Annapolis, Maryland 21401

July 11, 2011

Via Edgar
H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Clean Wind Energy Tower, Inc. Registration Statement on Form S-1 Filed June 7, 2011 File No. 333-174762

Mr. Schwall:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated June 28 2011 (the “Comment Letter”) relating to the Form S-1 filed June 7, 2011 of Clean Wind Energy Tower Inc. (“Clean Wind” or the "Company").  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Selling Security Holders, page 17

1.
Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If a selling shareholder is an affiliate of a registered brokerdealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

Response

We hereby confirm that the selling shareholders, except for Pennaluna & Co., included in the registration are not broker dealers or affiliates of broker dealers.  Pennaluna & Co. received the shares being registered on the prospectus as compensation for investment banking services.  As a result, we do not believe we are required to list Pennaluna & Co. as an underwriter.

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
July 7, 2010

2.	Please disclose the natural person or persons who have voting or investment control over the shares to be offered by the legal entities listed as selling stockholders.

Response

We have revised to disclose the names of the natural person that have voting or investment control over the shares held by legal entities.

The Company hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Ronald W. Pickett

Ronald W. Pickett, President and CEO